Free Writing Prospectus to Preliminary Pricing Supplement No. 4,291

Registration Statement Nos. 333-250103; 333-250103-01

Dated March 8, 2022; Filed pursuant to Rule 433

Morgan Stanley

7-Year Market-Linked Capped Contingent Coupon Notes Linked to the Morgan Stanley MAP Trend Index

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing Entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying:	Morgan Stanley MAP Trend Index (MSUSMAPT)
Payment at maturity:	$1,000 plus the final contingent annual coupon payment, if any
Contingent annual coupon:	(i) $1,000 times (ii) the annual index return times (iii) the participation rate, provided that the contingent annual coupon for any annual period will not be greater than the maximum coupon amount.
Participation rate:	100%
Annual index return:	With respect to an observation period: (ending index value – starting index value) / starting index value
Starting index value:

In the case of the first observation period, the starting index value will be the initial index value. In the case of each subsequent observation period, the starting index value will be the ending index value for the immediately preceding observation period.

Ending index value:	For each observation period, the index closing value of the underlying index on the observation date on which such period ends.
Maximum coupon amount:	$80 to $100 (8.00% to 10.00% of the principal amount) per annual observation period. The actual maximum coupon amount will be determined on the pricing date.
Resetting feature:

The initial index value used to determine the starting index value for each annual period is reset on an annual basis. As such, the contingent annual coupon will, in certain scenarios, be less, and possibly significantly less, than it would have been had it been calculated using the simple, point-to-point performance of the underlying index from the pricing date to the relevant observation date.

Pricing date:	March 28, 2022
Observation dates :	Annually
Final observation date:	March 28, 2029
Maturity date:	April 3, 2029
CUSIP:	61773QKK4
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988222004998/ms4291_424b2-02687.htm

Hypothetical Examples1

The contingent annual coupon will be calculated as follows:

(i) $1,000 times (ii) annual index return times (iii) the participation rate, provided that the contingent annual coupon for any annual period will not be greater than the maximum coupon amount of $80.00 to $100.00. The actual maximum coupon amount will be determined on the pricing date.

The payment due at maturity will not be less than $1,000 per note regardless of the performance of the underlying index

Hypothetical Initial Index Value:	200
Contingent Annual Coupon:

On each coupon payment date, investors will receive a contingent annual coupon equal to the (i) the product of (a) $1,000, (b) the participation rate and (c) the annual index return, provided that the contingent annual coupon for any annual period will not be greater than the hypothetical maximum coupon amount of $80.00 per note (8% of the principal amount).

Participation Rate:	100%
Hypothetical Maximum Coupon Amount:	$80.00 per note for each annual period

How to determine the contingent annual coupon payable with respect to an observation date:

	First	Second	Third	Fourth	Fifth	Sixth	Final
Starting Index Value	200	202	181.80	145.44	167.26	175.62	166.84
Ending Index Value	202	181.80	145.44	167.26	174.79	166.84	173.51
Annual Index Return	(202 – 200) / 200 = 1%	(181.80 – 202) / 202 = -10%	(145.44 – 181.80) / 145.44 = -20%	(167.26 – 145.44) / 145.44 = 15%	(174.79 – 167.26) / 167.26 = 4.5%	(166.84 – 175.62) / 175.62 = -5%	(173.51 – 166.84) / 166.84 = 4%
Contingent Annual Coupon (per $1,000 note)	$1,000 x 100% x 1% = $10 Contingent annual coupon = $10	$1,000 x 100% x -10% = -$100, subject to a minimum of $0. Contingent annual coupon = $0	$1,000 x 100% x -20% = -$200, subject to a minimum of $0. Contingent annual coupon = $0	$1,000 x 100% x 15% = $150, subject to the maximum coupon amount. Contingent annual coupon = $80	$1,000 x 100% x 4.5% = $45, subject to the maximum coupon amount. Contingent annual coupon = $45	$1,000 x 100% x -5% = -$50, subject to a minimum of $0. Contingent annual coupon = $0	$1,000 x 100% x 4% = $40, subject to the maximum coupon amount. Contingent annual coupon = $40

 1 All payments are subject to our credit risk

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not guarantee the regular payment of interest.

●The contingent annual coupon with respect to each observation date is subject to the maximum coupon amount and will not reflect any further appreciation of the index during the relevant observation period.

●The notes may not pay a coupon for some or all of the observation periods.

●The notes are designed to be held to maturity.

●The contingent annual coupon is based solely on the value of the index on the related observation date.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The ending index value for any observation period may be less than the closing level of the underlying index at various times during the term of the notes.

●MS & Co., which is a subsidiary of Morgan Stanley and an affiliate of MSFL, is both the calculation agent and the underlying index publisher, and will make determinations with respect to the notes and the underlying index.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $949.00 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the notes is not equivalent to investing in the underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 7-year term of the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Index

●There are risks associated with the underlying index.

●The level of the underlying index can go down as well as up.

●The base allocation of ETFs in the Asset Portfolio is determined in reference to each ETF’s Risk Budget and volatility.

●There are risks associated with the underlying index’s momentum investment strategy.

●Low volatility in the underlying index is not synonymous with low risk in an investment linked to the underlying index.

●While the underlying index has a Volatility Target of 5%, there can be no guarantee, even if the Asset Portfolio is rebalanced daily, that the realized volatility of the underlying index will not be less than or greater than 5%.

●There can be no assurance that the actual volatility of the underlying index will be lower than the volatility of any or all of the Index Components.

●The volatility target feature of the underlying index may dampen its performance in bullish markets.

●The value of the underlying index and any instrument linked to the underlying index may increase or decrease due to a number of factors, many of which are beyond our control.

●The future performance of the underlying index may bear little or no relation to the historical or hypothetical retrospective performance of the underlying index.

●The underlying index is particularly susceptible to “choppy” markets.

●The underlying index has fixed weighting constraints.

●The underlying index was established on March 7, 2017 and therefore has a very limited history.

●As the underlying index is new and has very limited actual historical performance, any investment in the underlying index may involve greater risk than an investment in an index with longer actual historical performance and a proven track record.

●The underlying index is reduced by an excess return cost.

●The underlying index contains embedded costs.

●An investment in the notes involves risks associated with emerging markets equities and bonds, currency exchange rates and commodities.

●Changes in the value of the Index Components may offset each other.

●The Morgan Stanley Two Year Treasury Index can produce negative returns, which may have an adverse effect on the level of the respective Sub-Indices, and consequently, the level of the underlying index.

●Adjustments to the underlying index could adversely affect the value of instruments linked to the underlying index.

●Investing in the notes is not equivalent to investing in the underlying index. Investing in the notes is not equivalent to investing in the underlying index or its component ETFs or the Morgan Stanley Two Year Treasury Index.

●Reliance on information. Morgan Stanley has relied on publicly available sources and not independently verified the information extracted from these sources.

●Research. Morgan Stanley will be under no obligation to make any adjustments to the underlying index or to reflect any change in outlook by Morgan Stanley Research.

●Adjustments to the underlying index could adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.